SILYNXCOM ltd.

19 Yad Ha’Harutzim St.

Netanya, 4250519, Israel

December 19, 2023

Via EDGAR

Thomas Jones

Geoff Kruczek

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Re:	Silynxcom Ltd. (the “Company,” “we,” “our” and similar terminology) Amendment No.1 to Registration Statement on Form F-1 Filed December 6, 2023 File No. 333-275195

Dear Sirs:

The purpose of this letter is to respond to the comment letter dated December 15, 2023, received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-mentioned Amendment No.1 to Registration Statement on Form F-1. For your convenience, your original comment appears in bold text, followed by our response. We are concurrently publicly filing Amendment No. 2 to the Registration Statement on Form F-1 (“Amendment No. 2”).

The page references in our response are to Amendment No. 2.

Amendment No.1 to Registration Statement on Form F-1 filed December 6, 2023

General

1.	Your added disclosure on pages 2 and 4 states that you have included risk factor disclosure regarding your status as a controlled company under exchange listing rules. However, it appears no such risk factor disclosure appears in the section beginning on page 8. Please revise to include such disclosure. Please also revise the disclosure beginning on page 60 including the availability and use of the corporate governance exemptions you mention.

Response: In response to the Staff’s comment, we have updated the “Risk Factors” section accordingly by adding to the sub-section titled “Risks Related to this Offering and Ownership of Our Securities” a disclosure regarding our controlled company status on page 25 of Amendment No. 2. In addition to this, we have also updated the “Management” section accordingly by adding a sub-section titled “Status as a “Controlled Company” under NYSE American Rules” on page 71 of Amendment No. 2.

*    *    *

Thomas Jones
Geoff Kruczek
Division of Corporate Finance
Office of Manufacturing
Securities and Exchange Commission
December 19, 2023

If you have any questions or require additional information, please call our attorneys Eric Victorson at (212) 660-3092 or Oded Har-Even at (212) 660-5002, each of Sullivan & Worcester LLP.

Sincerely,

SILYNXCOM LTD.

By:	/s/ Nir Klein
Chief Executive Officer